The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SUNDAY Communications Limited
(Incorporated in the Cayman Islands with limited liability)
(Stock Code: 0866)

ANNOUNCEMENT

The Company refers to the announcement of its holding company, PCCW, which appears in the newspapers today. In that announcement, PCCW stated that the identity of the independent third party from which it had received a non binding expression of interest on 16 June 2006, in relation to a possible acquisition of substantially all the telecommunications and media related assets of PCCW, is Macquarie.

PCCW also announced today that on 20 June 2006 it received a second non binding expression of interest in relation to a possible acquisition of substantially all its telecommunications and media related assets. The second expression of interest has been received from TPG Newbridge.

At the request of the Company, trading in the shares of the Company on the Stock Exchange was suspended with effect from 9:30 a.m. on 21 June 2006 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the shares in the Company with effect from 9:30 a.m. on 22 June 2006.

SUNDAY Communications Limited (the "Company") refers to the announcement of the Company's holding company, PCCW Limited ("PCCW"), which appears in the newspapers today. In that announcement, PCCW stated that the identity of the independent third party from which it had received a non binding expression of interest on 16 June 2006, in relation to a possible acquisition of substantially all the telecommunications and media related assets of PCCW, is Macquarie Bank Limited ("Macquarie").

PCCW also announced today that on 20 June 2006 it received a second non binding expression of interest in relation to a possible acquisition of substantially all its telecommunications and media related assets. The second expression of interest has been received from TPG Newbridge.

PCCW's announcement states that both expressions of interest are indicative and preliminary in nature and the form which any possible transaction might take, and the means and structure by which it might be implemented, remain to be discussed and determined. The announcement also notes that the reports of estimated consideration of HK$40 billion and HK$50 billion which appeared in the Hong Kong press recently are inaccurate and speculative in nature and that it is not appropriate at this time to disclose the proposed consideration in the absence of the detailed terms of any transaction, which have yet to be formulated.

PCCW Mobile Holding No. 2 Limited, an indirect wholly owned subsidiary of PCCW, holds approximately 79.35% of the Company's issued share capital as at the date of this announcement.

At this stage, no approach has been made to the Company in relation to a possible transaction involving its shares or assets and the Company is not involved in the discussions relating to either possible acquisition referred to in PCCW's announcements. Moreover, there is no certainty as to whether the discussions between PCCW and Macquarie or between PCCW and TPG Newbridge will or will not result in a transaction by or involving PCCW and/or any of its subsidiaries, including the Company. Further announcements are expected to be made by PCCW in relation to the progress of the discussions, as and when appropriate. Similarly, further announcements will also be made by the Company, as and when appropriate, in relation to any future involvement of the Company in either of the possible acquisition referred to in PCCW's announcements.

In the meantime, shareholders of the Company are advised to exercise caution when dealing in the shares of the Company.

PCCW's announcement also notes that, as referred to above, each expression of interest is indicative and preliminary in nature and that the structure of any possible transaction remains to be discussed and determined. The announcement goes on to state that, as referred to on page 12 of PCCW's shareholders circular dated 14 February 2005:

(a) PCCW would need to obtain the consent of China Network Communications Group Corporation ("China Netcom") under the Subscription Agreement dated 19 January 2005 described in that shareholders' circular, if PCCW were to seek to dispose of more than 10% of the voting interest of PCCW and its subsidiaries (the "PCCW Group") in PCCW-HKT Telephone Limited or more than 25% of the PCCW Group's voting interest in PCCW VOD Limited (which has subsequently been renamed PCCW Media Limited), such consent not to be unreasonably withheld or delayed.

(b) Where the PCCW Group is considering any disposal of other assets and such disposal will require a circular to be issued to PCCW's shareholders under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Stock Exchange"), the directors of PCCW nominated by China Netcom must be consulted in advance.

The Company and its subsidiaries are developers and providers of wireless communications and data services in Hong Kong and hold, within the group, a 3G telecommunications licence. The principal business of PCCW-HKT Telephone Limited is the provision of telecommunications services. The principal business of PCCW Media Limited is the provision of pay television programme services and interactive multimedia services.

Dealings disclosure

The Company has only one class of securities, namely ordinary shares of HK$0.10 each, of which 2,990,000,000 such shares are in issue.

All associates of the Company are reminded to disclose their dealings in the shares of the Company under Rule 22 of the Hong Kong Code on Takeovers and Mergers (the "Takeovers Code").

Stockbrokers, banks and others who deal in relevant securities on behalf of clients have a general duty to ensure, so far as they are able, that those clients are aware of the disclosure obligations attaching to associates and other persons under Rule 22 of the Takeovers Code and that those clients are willing to comply with them. Principal traders and dealers who deal directly with investors should, in appropriate cases, likewise draw attention to the relevant rules of the Takeovers Code. However, this does not apply when the total value of dealings (excluding stamp duty and commission) in any relevant security undertaken for a client during any 7 day period is less than HK$1 million.

This does not alter the obligation of principals, associates and other persons themselves to initiate disclosure of their own dealings, whatever total value is involved.

Intermediaries are expected to co-operate with the Executive Director of the Corporate Finance Division of the Securities and Futures Commission (the "Executive") in its dealings enquires. Therefore, those who deal in relevant securities should appreciate that stockbrokers and other intermediaries will supply the Executive with relevant information as to those dealings, including identities of clients, as part of that co-operation.

At the request of the Company, trading in the shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 21 June 2006 pending the release of this announcement. Application has been made by the Company to the Stock Exchange for resumption of trading in the shares of the Company with effect from 9:30 a.m. on 22 June 2006.
By Order of the Board
SUNDAY Communications Limited
Alexander Anthony Arena
Chairman

Hong Kong, 21 June 2006

The directors of the Company as at the date of this announcement are as follows:

Executive Directors:	Independent Non-executive Directors:
Alexander Anthony Arena (Chairman)	John William Crawford
Chan Kee Sun, Tom	Henry Michael Pearson Miles
Chan Wing Wa	Robert John Richard Owen
Chow Ding Man
Hui Hon Hing, Susanna

The directors of the Company jointly and severally accept full responsibility for the accuracy of the information contained in this announcement and confirm having made all reasonable inquiries that, to the best of their knowledge, the opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would made any statement in this announcement misleading.